June 20, 2012

Via EDGAR Submission

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elite Pharmaceuticals, Inc./NV
Registration Statement on Form S-1 (the “Registration Statement”)
Filed March 1, 2012
SEC filing No. 333-179834

Dear Mr. Riedler:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Act”), Elite Pharmaceuticals, Inc. (the “Company”) hereby requests withdrawal of the above-referenced Registration Statement on Form S-1, together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2012.

The Company is withdrawing the Registration Statement and the Company will not proceed with the transactions pursuant to the Securities Purchase Agreement as disclosed in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement or the prospectus contained therein. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477.

The Company may undertake a subsequent private offering in reliance on Act Rule 155(c).

It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives a notice from the Commission that this request will not be granted.

If you have any questions regarding this request for withdrawal, please contact the undersigned or Richard Feiner, Esq., the Company’s outside counsel, at (212) 779-8600. Thank you for your attention to this matter.

Respectfully,

/s/ Carter Ward
Carter Ward,
Chief Financial Officer

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com